EXHIBIT 12.1

TOYOTA MOTOR CREDIT CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months Ended
	June 30, 2006	June 30, 2005

Consolidated income before provision for income taxes	$245	$246
Fixed charges:
Interest [1]	500	351
Portion of rent expense representative of the interest factor (deemed to be one-third)	2	2
Total fixed charges	502	353
Earnings available for fixed charges	$747	$599
Ratio of earnings to fixed charges	1.49	1.70

1	Components of interest expense are discussed in the “Results of Operations- Interest Expense” section of Item 2., “Management’s Discussion and Analysis”.